UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: July, 2007
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              11 Ben Gurion Street
                           GIVAT SHMUEL 54017, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its second quarter 2007 earnings results, issued on July 25, 2007.

THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD. (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY, REGISTRATION NUMBER 333-141307, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2007.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CLICKSOFTWARE TECHNOLOGIES LTD.
                                              (Registrant)


                                              By: /s/ SHMUEL ARVATZ
                                              ---------------------
                                              Shmuel Arvatz
                                              Executive Vice President and
                                              Chief Financial Officer

Date: July 25, 2007

CONTACTS:
Shmuel Arvatz                               Adam J. Rosen
Chief Financial Officer                     (646) 536-3865
+972-3-765-9467                             arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com

      CLICKSOFTWARE REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2007

        REVENUES RISE 32% YOY TO $10.5M; NET INCOME MORE THAN DOUBLED YOY

--------------------------------------------------------------------------------

BURLINGTON, MA, JULY 25, 2007 - ClickSoftware Technologies Ltd. (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the second quarter ended June 30, 2007.

For the second quarter ended June 30, 2007, total revenues were $10.5 million, an increase of 32% compared with $8.0 million for the second quarter of 2006 and 16% compared with the first quarter of 2007. Net income for the quarter was $1.0 million, or $0.03 per share, an increase of 118% compared with $0.4 million, or $0.02 per share, for the second quarter of 2006, and 111% compared with the first quarter of 2007. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income for the second quarter of 2007 was $1.1 million, or $0.04 per share.

The increase in revenues derives from both software licenses and services. Software license revenues for the second quarter of 2007 were $4.4 million, an increase of 36% compared to the second quarter of 2006, and 20% compared to the first quarter of 2007. Services revenues for the period were $6.1 million, a 29% increase compared to the second quarter of 2006 and a 13% increase compared to the first quarter of 2007.

Gross profit increased 36% on a year-over-year basis to $6.8 million, or 64% of revenues, compared to $5.0 million, or 62% of revenues, in the second quarter of 2006, and $5.3 million, or 58% of revenues, in the first quarter of 2007.

For the quarter, net cash used in operating activities was $0.5 million, contributing to a reduction in the balance of cash, cash equivalents, and short and long term investments to $20.2 million from $20.7 million in the first quarter of 2007. On the other hand, working capital increased by about $1.0 million from the first quarter of 2007.

"The second quarter was another period of considerable growth for ClickSoftware, with strong financial results, operational achievements and strategic progress across all parameters," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "In response to an increasing demand from both existing customers and new prospects, we continue to scale up the organization, such as a new subsidiary we just formed in Japan. Our new products for leveraging mobility and GPS-based location reports in workforce optimization are gaining recognition as the leading products for the real time service enterprise. Gartner's Magic Quadrant report for field service management published in May 2007 further validates our overall leadership position. Looking forward, we believe that we are positioned for continued strong growth," BenBassat added.

OUTLOOK

Based on recent wins, backlog, deferred revenues and the current pipeline, the Company is raising its guidance, projecting annual revenues in the range of about $41 million to $42 million for 2007, compared to $32.4 million for 2006. This represents annual revenue growth of about 26.5% to 29.5%, compared to the 20% growth projection given at the beginning of the year.

INVESTORS CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 321-3075 and ask for the ClickSoftware conference call. International participants, please call (973) 582-2855. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080), ID Code: 8987538.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2006 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        JUNE 30         DECEMBER 31
                                                                        --------          --------
                                                                          2007              2006
                                                                        --------          --------
               ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                           $ 11,696          $ 13,385
    SHORT-TERM INVESTMENTS                                                 7,744             5,918
    TRADE RECEIVABLES, NET                                                 8,394             6,465
    OTHER RECEIVABLES AND PREPAID EXPENSES                                 1,100               953
                                                                        --------          --------
                    TOTAL CURRENT ASSETS                                  28,934            26,721
                                                                        --------          --------

FIXED ASSETS
    COST                                                                   2,563             1,692
    LESS - ACCUMULATED DEPRECIATION                                        1,141               888
                                                                        --------          --------
                    TOTAL FIXED ASSETS                                     1,422               804
                                                                        --------          --------

    LONG-TERM INVESTMENTS                                                    770               451
    SEVERANCE PAY DEPOSITS                                                   958               996
                                                                        --------          --------

               TOTAL ASSETS                                             $ 32,084          $ 28,972
                                                                        ========          ========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                               $  7,487          $  5,945
    DEFERRED REVENUES                                                      5,549             5,965
                                                                        --------          --------

                    TOTAL CURRENT LIABILITIES                             13,036            11,910
                                                                        --------          --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                                  2,068             2,031
    DEFERRED REVENUES - LONG TERM                                          2,351             2,490
                                                                        --------          --------
                    TOTAL LONG-TERM LIABILITIES                            4,419             4,521
                                                                        --------          --------

                    TOTAL LIABILITIES                                     17,455            16,431
                                                                        --------          --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                                    114               113
    ADDITIONAL PAID-IN CAPITAL                                            72,809            72,205
    DEFERRED STOCK COMPENSATION                                                -               (63)
    ACCUMULATED DEFICIT                                                  (58,251)          (59,671)
    TREASURY STOCK, AT COST:  39,000 SHARES                                  (43)              (43)
                                                                        --------          --------
                    TOTAL SHAREHOLDERS' EQUITY                            14,629            12,541
                                                                        --------          --------

               TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                 $ 32,084          $ 28,972
                                                                        ========          ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    THREE MONTHS ENDED

                                                                    JUNE 30, 2007                       JUNE 30, 2006
                                                            -----------------------------        -----------------------------
                                                                 $           % OF REVENUES            $           % OF REVENUES
                                                            -----------       -----------        -----------       -----------
REVENUES:
       SOFTWARE LICENSE                                     $     4,436                42%       $     3,272                41%
       SERVICES                                                   6,056                58%             4,696                59%
                                                            -----------       -----------        -----------       -----------
             TOTAL REVENUES                                      10,492               100%             7,968               100%
                                                            -----------       -----------        -----------       -----------
COST OF REVENUES:
       SOFTWARE LICENSE                                             529                 5%               564                 7%
       SERVICES                                                   3,209                31%             2,444                31%
                                                            -----------       -----------        -----------       -----------
             TOTAL COST OF REVENUES                               3,738                36%             3,008                38%
                                                            -----------       -----------        -----------       -----------

GROSS PROFIT                                                      6,754                64%             4,960                62%
                                                            -----------       -----------        -----------       -----------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                        1,427                14%               927                11%
       SELLING AND MARKETING EXPENSES                             3,408                32%             2,681                34%
       GENERAL AND ADMINISTRATIVE EXPENSES                        1,235                12%             1,014                13%
                                                            -----------       -----------        -----------       -----------

             TOTAL OPERATING EXPENSES                             6,070                58%             4,622                58%
                                                            -----------       -----------        -----------       -----------

INCOME FROM OPERATIONS                                              684                 7%               338                 4%
OTHER INCOME                                                          -                 -                  -                 -
INTEREST, NET                                                       293                 3%               105                 2%
                                                            -----------       -----------        -----------       -----------
NET INCOME BEFORE TAXES                                             977                 9%               443                 6%
TAXES ON INCOME                                                      13                 -                  -                 -
                                                            -----------       -----------        -----------       -----------
NET INCOME                                                  $       964                 9%       $       443                 6%
                                                            -----------       -----------        -----------       -----------

NET INCOME PER ORDINARY SHARE:
BASIC                                                       $      0.03                          $      0.02
                                                            -----------                          -----------
DILUTED                                                     $      0.03                          $      0.02
                                                            -----------                          -----------
SHARES USED IN COMPUTING BASIC NET INCOME PER SHARE          28,167,420                           27,692,856
                                                            -----------                          -----------
SHARES USED IN COMPUTING DILUTED NET INCOME PER SHARE        29,545,429                           27,692,856
                                                            -----------                          -----------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    SIX MONTHS ENDED

                                                                    JUNE 30, 2007                        JUNE 30, 2006
                                                            -----------------------------        -----------------------------
                                                                 $            % OF REVENUES           $           % OF REVENUES
                                                            -----------       -----------        -----------       -----------
REVENUES:
       SOFTWARE LICENSE                                     $     8,125                42%       $     5,479                38%
       SERVICES                                                  11,425                58%             8,950                62%
                                                            -----------       -----------        -----------       -----------
             TOTAL REVENUES                                      19,550               100%            14,429               100%
                                                            -----------       -----------        -----------       -----------
COST OF REVENUES:
       SOFTWARE LICENSE                                           1,217                 6%               855                 6%
       SERVICES                                                   6,283                32%             4,730                33%
                                                            -----------       -----------        -----------       -----------
             TOTAL COST OF REVENUES                               7,500                38%             5,585                39%
                                                            -----------       -----------        -----------       -----------

GROSS PROFIT                                                     12,050                62%             8,844                61%
                                                            -----------       -----------        -----------       -----------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                        2,653                14%             1,928                13%
       SELLING AND MARKETING EXPENSES                             6,369                33%             4,999                34%
       GENERAL AND ADMINISTRATIVE EXPENSES                        2,192                11%             1,838                13%
                                                            -----------       -----------        -----------       -----------

             TOTAL OPERATING EXPENSES                            11,214                57%             8,765                60%
                                                            -----------       -----------        -----------       -----------

INCOME FROM OPERATIONS                                              836                 4%                79                 1%
OTHER INCOME                                                        188                 1%                 -                 -
INTEREST, NET                                                       444                 2%               203                 1%
                                                            -----------       -----------        -----------       -----------
NET INCOME BEFORE TAXES                                           1,468                 8%               282                 2%
TAXES ON INCOME                                                      48                 -                  -                 -
                                                            -----------       -----------        -----------       -----------
NET INCOME                                                  $     1,420                 7%       $       282                 2%
                                                            -----------       -----------        -----------       -----------

NET INCOME PER ORDINARY SHARE:
BASIC                                                       $      0.05                          $      0.01
                                                            -----------                          -----------
DILUTED                                                     $      0.05                          $      0.01
                                                            -----------                          -----------
SHARES USED IN COMPUTING BASIC NET INCOME PER SHARE          28,106,315                           27,669,804
                                                            -----------                          -----------
SHARES USED IN COMPUTING DILUTED NET INCOME PER SHARE        28,551,294                           27,669,804
                                                            -----------                          -----------

USE OF NON-GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                 THREE MONTHS ENDED

                                                         JUNE 30, 2007          JUNE 30, 2006
                                                     --------------------   --------------------
                                                        $     % OF REVENUES    $      % OF REVENUES
                                                     -------      -------   -------      -------
GAAP NET INCOME:                                     $   964            9%  $   443            6%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                   23                     14
       RESEARCH AND DEVELOPMENT COSTS, NET                19                     14
       SELLING AND MARKETING EXPENSES                     34                     15
       GENERAL AND ADMINISTRATIVE EXPENSES                78                     71
                                                     -------      -------   -------      -------
NET INCOME EXCLUDING SHARE-BASED COMPENSATION        $ 1,118           11%  $   557            7%
                                                     -------      -------   -------      -------

GAAP NET INCOME PER ORDINARY SHARE:
BASIC                                                $  0.03                $  0.02
                                                     -------                -------
DILUTED                                              $  0.03                $  0.02
                                                     -------                -------

NET INCOME PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                                $  0.04                $  0.02
                                                     -------                -------
DILUTED                                              $  0.04                $  0.02
                                                     -------                -------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   SIX MONTHS ENDED

                                                         JUNE 30, 2007          JUNE 30, 2006
                                                     --------------------   --------------------
                                                        $     % OF REVENUES    $      % OF REVENUES
                                                     -------      -------   -------      -------
GAAP NET INCOME:                                     $ 1,420            7%  $   282            2%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                   43                     24
       RESEARCH AND DEVELOPMENT COSTS, NET                35                     25
       SELLING AND MARKETING EXPENSES                     63                     22
       GENERAL AND ADMINISTRATIVE EXPENSES               161                    140
                                                     -------      -------   -------      -------
NET INCOME EXCLUDING SHARE-BASED COMPENSATION        $ 1,722            9%  $   493            3%
                                                     -------      -------   -------      -------

GAAP NET INCOME PER ORDINARY SHARE:
BASIC                                                $  0.05                $  0.01
                                                     -------                -------
DILUTED                                              $  0.05                $  0.01
                                                     -------                -------

NET INCOME PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:

BASIC                                                $  0.06                $  0.02
                                                     -------                -------
DILUTED                                              $  0.06                $  0.02
                                                     -------                -------